b
The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange
Commission. This pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 2012

September , 2012 Medium-Term Notes, Series D Pricing Supplement No. 2012-MTNDG0296 Registration Statements Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Market-Linked Notes Based on the Value of the S&P 500® Index due March     , 2018
▪
The notes pay a semi-annual coupon of 0.75% per annum and offer the potential for an additional positive return at maturity based on the “final index return percentage” of the S&P 500® Index (the “underlying index”), as described below.  However, if the final index return percentage is negative or zero, your return on the notes will be limited to the semi-annual coupon payments.  Even if the final index return percentage is positive, so that you do receive an additional positive return at maturity, there is no assurance that your total return at maturity will be as great as the yield that might be achieved on a conventional debt security of ours of comparable maturity.

▪
The final index return percentage is the sum of the percentage changes (each, a “period index return percentage”) in the closing value of the underlying index from the beginning to the end of each of 22 quarterly valuation periods that will occur during the term of the notes.  Each period index return percentage is subject to the maximum period index return percentage specified below.  You should understand that this method of measuring the performance of the underlying index may result in a significantly lower return on the notes than the actual return on the underlying index, as measured from the pricing date to the final valuation date.  The potential return on the notes will be effectively limited by the cumulative effect of the maximum period index return percentage.  Investors in the notes will not receive any dividends paid on the stocks included in the underlying index.

▪
The notes are unsecured senior debt securities issued by Citigroup Funding Inc. and fully and unconditionally guaranteed by Citigroup Inc.  In order to obtain the modified exposure to the underlying index that the notes provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations.

KEY TERMS
Underlying index:	S&P 500® Index
Aggregate principal amount:	$
Principal amount:	$1,000 per note
Pricing date:	September , 2012 (expected to be September 25, 2012)
Issue date:	September , 2012 (three business days after the pricing date)
Valuation dates:
The       of each March, June, September and December (expected to be the 25th of each such month), beginning on December     , 2012 (expected to be December 26, 2012).  Each valuation date is subject to postponement for non-underlying index business days and certain market disruption events.

Maturity date:	March , 2018 (expected to be March 29, 2018)
Payment at maturity:	For each $1,000 note you hold at maturity, in addition to the final coupon payment: ▪ $1,000 principal amount per note plus the note return amount, which may be zero or positive
Note return amount:	▪ If the final index return percentage is greater than zero: $1,000 × the final index return percentage ▪ If the final index return percentage is less than or equal to zero: $0
Final index return percentage:	The sum of the 22 period index return percentages
Period index return percentage:	For each valuation period: (period ending index value – period beginning index value) / period beginning index value, subject to the maximum period index return percentage
Maximum period index return percentage:	5% to 7%. The actual maximum period index return percentage will be determined on the pricing date.
Minimum period index return percentage:	-100%
Valuation period:
The period beginning on and including the pricing date to and including the first valuation date and each succeeding period from and including a valuation date to and including the immediately succeeding valuation date

Period beginning index value:
For any valuation period, the closing value of the underlying index on the valuation date (or the pricing date, in the case of the first valuation period) occurring at the beginning of that valuation period.  The first period beginning index value equals   , the closing value of the underlying index on the pricing date.

Period ending index value:	For any valuation period, the closing value of the underlying index on the valuation date occurring at the end of that valuation period
Coupon:	0.75% per annum, paid semi-annually and computed on the basis of a 360-day year of twelve 30-day months
Coupon payment dates:
The      of each March and September (expected to be the 29th of each such month), beginning on March   , 2013 (expected to be March 29, 2013) and ending on the maturity date. See “General Information—Coupon payment dates” in this pricing supplement.

CUSIP / ISIN:	1730T0YU7 / US1730T0YU77
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer(2)
Per note:	$1,000.00	$37.50	$962.50
Total:	$	$	$
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of up to $37.50 for each note sold in this offering. The actual underwriting fee per note will be equal to the selling concession provided to selected dealers.  Selected dealers will receive a selling concession of up to $37.50 for each note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  You should refer to “Risk Factors,” “General Information—Fees and selling concessions” “ and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.
(2) The per note proceeds to Citigroup Funding Inc. indicated above represent the minimum per note proceeds to Citigroup Funding Inc. for any note, assuming the maximum per note underwriting fee of $37.50. As noted in footnote (1), the underwriting fee is variable. You should refer to “Risk Factors,” “General Information—Fees and selling concessions” “ and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.
Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-4.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
You should read this document together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Product Supplement dated July 13, 2011                        Underlying Supplement No. 1 dated May 23, 2012
Prospectus Supplement and Prospectus dated May 12, 2011
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the S&P 500® Index due March     , 2018

How the Notes Work

The following examples illustrate the calculation of the final index return percentage and the payment at maturity on the notes (excluding the final coupon payment) based on different hypothetical period index return percentages for each of the 22 quarterly valuation periods. Investors will receive semi-annual coupon payments at a fixed rate of 0.75% per annum but will not be entitled to receive any dividends paid with respect to the stocks that constitute the underlying index, which, as of September 6, 2012, yield an average of 2.07% per year, which is higher than the coupon of 0.75% per annum.  While it is impossible to know the future dividend yield of the underlying index, if the average dividend yield remained constant for the term of the notes, the difference between the dividend yield and the coupon would be equivalent to 7.30% (calculated on a simple interest basis) over the approximately 5.5-year term of the notes.  The payment scenarios below do not show any effect of lost dividend yield over the term of the notes.  In each payment scenario below, investors will also receive the coupon payable on the notes on each coupon payment date, including the maturity date.

Figures in the examples below have been rounded for ease of analysis.  The examples are based on the following terms:

Principal amount:	$1,000 per note
Hypothetical closing value of the underlying index on the pricing date:	1,400
Hypothetical maximum period index return percentage:	6%

Example 1.  The hypothetical closing value of the underlying index generally increases during the term of the notes, and no hypothetical period index return percentage is above the hypothetical maximum period index return percentage.

	Hypothetical Closing Value of the Underlying Index	Hypothetical Actual Percentage Change	Hypothetical Period Index Return Percentage
Pricing Date	1,400.00
Valuation Date 1	1,456.00	4.00%	4.00%
Valuation Date 2	1,514.24	4.00%	4.00%
Valuation Date 3	1,559.67	3.00%	3.00%
Valuation Date 4	1,590.86	2.00%	2.00%
Valuation Date 5	1,543.13	-3.00%	-3.00%
Valuation Date 6	1,496.84	-3.00%	-3.00%
Valuation Date 7	1,571.68	5.00%	5.00%
Valuation Date 8	1,650.27	5.00%	5.00%
Valuation Date 9	1,732.78	5.00%	5.00%
Valuation Date 10	1,836.75	6.00%	6.00%
Valuation Date 11	1,910.22	4.00%	4.00%
Valuation Date 12	1,852.91	-3.00%	-3.00%
Valuation Date 13	1,797.32	-3.00%	-3.00%
Valuation Date 14	1,869.22	4.00%	4.00%
Valuation Date 15	1,943.98	4.00%	4.00%
Valuation Date 16	2,002.30	3.00%	3.00%
Valuation Date 17	1,962.26	-2.00%	-2.00%
Valuation Date 18	1,864.15	-5.00%	-5.00%
Valuation Date 19	1,920.07	3.00%	3.00%
Valuation Date 20	1,996.87	4.00%	4.00%
Valuation Date 21	1,976.90	-1.00%	-1.00%
Valuation Date 22	2,016.44	2.00%	2.00%
		Final Index Return Percentage:	38.00%

Because the hypothetical final index return percentage is greater than zero, the note return amount will equal the $1,000 principal amount multiplied by the final index return percentage.  Accordingly, the note return amount will equal $380 per note, the payment at maturity per note (excluding the final coupon payment) will be $1,380 and the total return on the notes (including all coupon payments) will equal 42.125%.  In this example, the notes underperform the underlying index over the term of the notes, which would have returned approximately 44.03% over the life of the notes (excluding any dividend yield of the underlying index), as measured by the percentage change in the closing value of the underlying index from the pricing date to the final valuation date.  This is because your payment at maturity depends on the sum of the 22 period index return percentages rather than the percentage change from the first period beginning index value to the last period ending index value.

September 2012	PS-2

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the S&P 500® Index due March     , 2018

Example 2.  The hypothetical closing value of the underlying index generally increases during the term of the notes, but several hypothetical period index return percentages are above the hypothetical maximum period index return percentage.

	Hypothetical Closing Value of the Underlying Index	Hypothetical Actual Percentage Change	Hypothetical Period Index Return Percentage
Pricing Date	1,400.00
Valuation Date 1	1,456.00	4.00%	4.00%
Valuation Date 2	1,485.12	2.00%	2.00%
Valuation Date 3	1,529.67	3.00%	3.00%
Valuation Date 4	1,560.27	2.00%	2.00%
Valuation Date 5	1,716.29	10.00%	6.00%
Valuation Date 6	1,887.92	10.00%	6.00%
Valuation Date 7	1,793.53	-5.00%	-5.00%
Valuation Date 8	1,703.85	-5.00%	-5.00%
Valuation Date 9	1,874.24	10.00%	6.00%
Valuation Date 10	2,061.66	10.00%	6.00%
Valuation Date 11	2,267.83	10.00%	6.00%
Valuation Date 12	2,834.78	25.00%	6.00%
Valuation Date 13	2,551.30	-10.00%	-10.00%
Valuation Date 14	2,296.17	-10.00%	-10.00%
Valuation Date 15	1,722.13	-25.00%	-25.00%
Valuation Date 16	1,773.79	3.00%	3.00%
Valuation Date 17	1,862.48	5.00%	5.00%
Valuation Date 18	1,955.61	5.00%	5.00%
Valuation Date 19	2,346.73	20.00%	6.00%
Valuation Date 20	2,393.66	2.00%	2.00%
Valuation Date 21	2,441.54	2.00%	2.00%
Valuation Date 22	2,490.37	2.00%	2.00%
		Final Index Return Percentage:	17.00%

Because the hypothetical final index return percentage is greater than zero, the note return amount will equal the $1,000 principal amount multiplied by the final index return percentage.  Accordingly, the note return amount will equal $170 per note, the payment at maturity per note (excluding the final coupon payment) will be $1,170 and the total return on the notes (including all coupon payments) will equal 21.125%.  As a result of the hypothetical maximum period index return percentage, the total return on the notes is less than the sum of the actual percentage changes in the closing value of the underlying index over each of the 22 valuation periods, which equals 70.00%.  In this example, the notes underperform the underlying index over the term of the notes, which would have returned approximately 77.88% over the life of the notes (excluding any dividend yield of the underlying index), as measured by the percentage change in the closing value of the underlying index from the pricing date to the final valuation date.  This is because (i) your payment at maturity depends on the sum of the 22 period index return percentages rather than the percentage change from the first period beginning index value to the last period ending index value and (ii) the hypothetical maximum period index return percentage limits your potential total return at maturity.

Example 3.  The hypothetical closing value of the underlying index increases and decreases during the term of the notes, and no hypothetical period index return percentage is above the hypothetical maximum period index return percentage.

	Hypothetical Closing Value of the Underlying Index	Hypothetical Actual Percentage Change	Hypothetical Period Index Return Percentage
Pricing Date	1,400.00
Valuation Date 1	1,330.00	-5.00%	-5.00%
Valuation Date 2	1,316.70	-1.00%	-1.00%
Valuation Date 3	1,303.53	-1.00%	-1.00%
Valuation Date 4	1,329.60	2.00%	2.00%
Valuation Date 5	1,409.38	6.00%	6.00%
Valuation Date 6	1,493.94	6.00%	6.00%
Valuation Date 7	1,419.25	-5.00%	-5.00%
Valuation Date 8	1,348.28	-5.00%	-5.00%
Valuation Date 9	1,415.70	5.00%	5.00%
Valuation Date 10	1,486.48	5.00%	5.00%
Valuation Date 11	1,560.81	5.00%	5.00%
Valuation Date 12	1,638.85	5.00%	5.00%
Valuation Date 13	1,311.08	-20.00%	-20.00%
Valuation Date 14	1,271.75	-3.00%	-3.00%
Valuation Date 15	1,233.59	-3.00%	-3.00%
Valuation Date 16	1,258.26	2.00%	2.00%
Valuation Date 17	1,283.43	2.00%	2.00%
Valuation Date 18	1,155.09	-10.00%	-10.00%
Valuation Date 19	1,212.84	5.00%	5.00%
Valuation Date 20	1,091.56	-10.00%	-10.00%
Valuation Date 21	982.40	-10.00%	-10.00%
September 2012	PS-3

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the S&P 500® Index due March     , 2018

Valuation Date 22	884.16	-10.00%	-10.00%
Final Index Return Percentage:	-40.00%

Because the hypothetical final index return percentage is less than zero, the note return amount will equal zero.  Accordingly, the payment at maturity per note (excluding the final coupon payment) will equal the $1,000 principal amount and the total return on the notes (including all coupon payments) will equal 4.125%.  In this example, the notes outperform the underlying index over the term of the notes, which would have resulted in a loss of approximately 36.85% over the life of the notes (excluding any dividend yield of the underlying index), as measured by the percentage change in the closing value of the underlying index from the pricing date to the final valuation date.  This is because the note return amount may not be less than zero.

Example 4.  The hypothetical closing value of the underlying index generally increases during the term of the notes, but several hypothetical period index return percentages are above the hypothetical maximum period index return percentage.

	Hypothetical Closing Value of the Underlying Index	Hypothetical Actual Percentage Change	Hypothetical Period Index Return Percentage
Pricing Date	1,400.00
Valuation Date 1	1,428.00	2.00%	2.00%
Valuation Date 2	1,470.84	3.00%	3.00%
Valuation Date 3	1,544.38	5.00%	5.00%
Valuation Date 4	1,575.27	2.00%	2.00%
Valuation Date 5	1,591.02	1.00%	1.00%
Valuation Date 6	1,670.57	5.00%	5.00%
Valuation Date 7	1,837.63	10.00%	6.00%
Valuation Date 8	2,021.39	10.00%	6.00%
Valuation Date 9	2,425.67	20.00%	6.00%
Valuation Date 10	2,183.11	-10.00%	-10.00%
Valuation Date 11	1,964.79	-10.00%	-10.00%
Valuation Date 12	1,571.84	-20.00%	-20.00%
Valuation Date 13	1,524.68	-3.00%	-3.00%
Valuation Date 14	1,570.42	3.00%	3.00%
Valuation Date 15	1,617.53	3.00%	3.00%
Valuation Date 16	2,102.79	30.00%	6.00%
Valuation Date 17	2,733.63	30.00%	6.00%
Valuation Date 18	2,460.27	-10.00%	-10.00%
Valuation Date 19	2,583.28	5.00%	5.00%
Valuation Date 20	2,841.61	10.00%	6.00%
Valuation Date 21	2,557.45	-10.00%	-10.00%
Valuation Date 22	2,301.70	-10.00%	-10.00%
		Final Index Return Percentage:	-8.00%

Because the hypothetical final index return percentage is less than zero, the note return amount will equal zero.  Accordingly, the payment at maturity per note (excluding the final coupon payment) will equal the $1,000 principal amount and the total return on the notes (including all coupon payments) will equal 4.125%.  As a result of the hypothetical maximum period index return percentage, the total return on the notes is less than the sum of the actual percentage changes in the closing value of the underlying index over each of the 22 valuation periods, which equals 66.00%.  In this example, the notes underperform the underlying index over the term of the notes, which would have returned approximately 64.41% over the life of the notes (excluding any dividend yield of the underlying index), as measured by the percentage change in the closing value of the underlying index from the pricing date to the final valuation date.  This is because (i) your payment at maturity depends on the sum of the 22 period index return percentages rather than the percentage change from the first period beginning index value to the last period ending index value and (ii) the minimum period index return percentage of -100% is significantly greater on an absolute value basis than the hypothetical maximum period index return percentage of 6%, and negative period index return percentages will offset positive period index return percentages.

The examples above are hypothetical. The actual payment at maturity per note will depend on the actual maximum period index return percentage, the actual period index return percentages and the actual final index return percentage.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” in the accompanying product supplement, the section “Risk Factors” in the accompanying prospectus supplement and the description of risks relating to the underlying index contained in the section “Risk Factors” beginning on page 1 in the accompanying underlying supplement.  You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

■
You may not receive any return on your investment in the notes other than the coupon.  The notes pay a coupon of 0.75% per annum.  Other than the coupon, you will receive a positive return on your investment in the notes only if the final index return percentage is greater than zero.  Even if the final index return percentage is greater than zero, there is no assurance that your total

September 2012	PS-4

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the S&P 500® Index due March     , 2018

■	return at maturity on the notes will be as great as could have been achieved on a conventional debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

■
The notes may significantly underperform the underlying index. The payment at maturity on the notes will depend on the final index return percentage of the underlying index, which is the sum of the percentage changes in the closing value of the underlying index from the beginning to the end of each of the 22 quarterly valuation periods that will occur during the term of the notes.  Under certain scenarios (such as steady appreciation in the underlying index over the term of the notes) and even without giving effect to the maximum period index return percentage, the final index return percentage of the underlying index may be significantly less than the percentage change in the closing value of the underlying index from the pricing date to the final valuation date, in which case the notes will significantly underperform the underlying index over their term.  To illustrate this point using a simplified example, assume that there were only two valuation periods and that the closing value of the underlying index increases during the first valuation period from 1,000 to 1,040 and during the second valuation period from 1,040 to 1,080.  In this scenario, the underlying index will have appreciated by a total amount of 8% from the beginning of the two valuation periods to the end, but the sum of the percentage increases for the two valuation periods would only be 7.8% (4% for the first valuation period plus 3.8% for the second valuation period). This effect will be magnified over the term of the notes, as it will be applied across 22 valuation periods. The notes may also underperform the underlying index for the reasons described in the next two risk factors.

■
Your potential return on the notes is limited. Your potential return on the notes will be effectively limited by the cumulative effect of the maximum period index return percentage for each of the 22 quarterly valuation periods, which will be 5% to 7%.  The actual maximum period index return percentage will be determined on the pricing date.  Therefore, the notes may provide less opportunity to earn a positive return than an investment in the stocks included in the underlying index or an investment linked to the underlying index that is not subject to the maximum period index return percentage.

■
Any negative period index return percentages may be significantly greater (on an absolute value basis) than any positive period index return percentages, and will offset any positive period index return percentages. The minimum period index return percentage of -100% is significantly greater on an absolute value basis than the maximum period index return percentage of 5% to 7%.  This means that negative period index return percentages may potentially have a more significant effect on the determination of the final index return percentage than positive period index return percentages.  As a result, in certain scenarios, even if the sum of the actual positive percentage changes in the closing value of the underlying index over each of the 22 valuation periods is approximately equal to, or even significantly greater (on an absolute value basis) than, the sum of the actual negative percentage changes in the closing value of the underlying index over each of the 22 valuation periods (without giving effect to the maximum period index return percentage), the final index return percentage may nevertheless be zero or negative.  To take a simplified example, assume that there are only two valuation periods and that the maximum period index return percentage is 6%.  If the period index return percentage is -10% for one valuation period and 15% for the next valuation period, the final index return percentage would be -4% (-10% plus 6%), even though the sum of the actual percentage changes in closing value over the two valuation periods is 5%.  In general, the more volatile the underlying index, the more pronounced the negative effects of the disparity between the minimum and maximum period index return percentages may be.

■
Historically, the closing value of the underlying index has been volatile.  From January 3, 2007 to September 6, 2012, the closing value of the underlying index has been as low as 676.53 and as high as 1,565.15.  The volatility of the underlying index may result in a final index return percentage that is less than or equal to zero, in which case you would receive no return on your investment in the notes other than the coupon.  See “Information on the Underlying Index—Historical Information” below.

■
The notes are subject to the credit risk of Citigroup Inc., Citigroup Funding Inc.’s parent company and the guarantor of all payments due on the notes, and any actual or anticipated changes to its credit ratings or its credit spreads may adversely affect the value of the notes.  Investors are dependent on the ability of Citigroup Inc., Citigroup Funding Inc.’s parent company and the guarantor of all payments due on the notes, to pay all amounts due on the notes, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the value of the notes.

■
The notes will not be listed on any securities exchange and you may not be able to sell the notes prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes.

Citigroup Global Markets Inc. intends to make a secondary market in relation to the notes and to provide an indicative bid price on a daily basis.  Any indicative bid prices provided by Citigroup Global Markets Inc. shall be determined in Citigroup Global Markets Inc.’s sole discretion, taking into account prevailing market conditions, and shall not be a representation by Citigroup Global Markets Inc. that any instrument can be purchased or sold at such prices (or at all).

Notwithstanding the above, Citigroup Global Markets Inc. may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason.  Consequently, there may be no market for the notes and investors should not assume that such a market will exist.  Accordingly, an investor must be prepared to hold the notes until the maturity date. Where a market does exist, to the extent that an investor wants to sell the notes, the price may, or may not, be at a discount from the principal amount.

■
The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which

September 2012	PS-5

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the S&P 500® Index due March     , 2018

■
Citigroup Global Markets Inc. may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price, since the issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs. For further information on our use of proceeds and hedging, see “Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?” in the accompanying product supplement.

■
Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate, and if you are able to sell your notes in the secondary market prior to maturity, you may receive less than the principal amount of the notes.

■
The value of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes prior to maturity and the price, if any, at which Citigroup Global Markets Inc. may be willing to purchase the notes in any secondary market that may develop, including: the value and volatility (frequency and magnitude of changes in value or price) of the underlying index and the stocks that constitute the underlying index, the dividend yield of the stocks that constitute the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the underlying index or equities markets generally and that may affect the closing value of the underlying index, interest and yield rates in the market, time remaining until the notes mature and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  The value of the underlying index may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen. See “Information on the Underlying Index—Historical Information” below. You may receive less, and possibly significantly less, than the principal amount of the notes if you try to sell your notes prior to maturity.

■
Investors in the notes will not receive dividends on, or have voting rights with respect to, the stocks included in the underlying index.  Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.  As of September 6, 2012, the stocks that constitute the underlying index average a dividend yield of 2.07% per year, which is higher than the coupon payable on the notes of 0.75% per annum.  While it is impossible to know the future dividend yield of the underlying index, if this average dividend yield were to remain constant for the term of the notes, you would be forgoing an aggregate yield of 7.30% (assuming no reinvestment of dividends) by investing in the notes instead of investing directly in the stocks included in the underlying index or in another investment linked to the underlying index that provides for a pass-through of dividends.  The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes.

■
Our offering of the notes is not a recommendation of the underlying index. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying index is likely to achieve favorable returns.  In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the stocks that constitute the underlying  index or in instruments related to the underlying index or the stocks included in the underlying index, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying index.  These and other activities of our affiliates may adversely affect the value of the underlying index and may have a negative impact on your interests as a holder of the notes.

■
Hedging and trading activity by our affiliates could potentially affect the value of the notes. One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and other instruments linked to the underlying index or the stocks that constitute the underlying index), including trading in stocks that constitute the underlying index, swaps, futures and/or options contracts on the underlying index and/or the stocks that constitute the underlying index and/or in other instruments related to the underlying index and/or the stocks that constitute the underlying index. Our affiliates also trade in the stocks that constitute the underlying index and other financial instruments related to the underlying index and the stocks that constitute the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date or during the term of the notes, including on or near each of the valuation dates, could adversely affect the closing value of the underlying index on the pricing date and each valuation date and, accordingly, the amount of cash an investor will receive at maturity.

■
We may have economic interests that are adverse to yours as a result of our affiliates’ business activities.  Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlying index, including extending loans to, making equity investments in or providing advisory services to such issuers.  In the course of this business, our affiliates may acquire non-public information about those issuers, which we will not disclose to you.  Moreover, if any of our affiliates becomes a creditor of any such issuer, they may exercise any remedies against that issuer that are available to them without regard to your interests.

■
Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor

September 2012	PS-6

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the S&P 500® Index due March     , 2018

■	index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

■
You will have no rights against the publisher of the underlying index or any issuer of any stock included in the underlying index. You will have no rights against the publisher of the underlying index or any issuer of any stock included in the underlying index even though the amount you receive at maturity will depend on the closing value of the underlying index on each of the valuation dates and such value is based on the prices of the stocks included in the underlying index.  The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

■
The historical performance of the underlying index is not an indication of the future performance of the underlying index. The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the notes. Changes in the value of the underlying index will affect the value of and payment at maturity on the notes, but it is impossible to predict whether the value of the underlying index will decrease or increase during the term of the notes.

■
The calculation agent, which is an affiliate of ours, will make determinations with respect to the notes. Citigroup Global Markets Inc., the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine each period beginning index value, each period ending index value, each period index return percentage, the final index return percentage, the note return amount and your payment at maturity. Determinations made by Citigroup Global Markets Inc. in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of a market disruption event and the selection of a successor index or calculation of the closing value of the underlying index in the event of a market disruption event, or discontinuance of the underlying index, may adversely affect your payment at maturity.

September 2012	PS-7

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the S&P 500® Index due March     , 2018

GENERAL INFORMATION
Coupon payment dates:
The      of each March and September (expected to be the 29th of each such month), beginning on March   , 2013 (expected to be March 29, 2013) and ending on the maturity date.

If a coupon payment date falls on a day that is not a business day, the coupon to be paid on that coupon payment date will be paid on the next succeeding business day with the same force and effect as if paid on that coupon payment date. No additional interest will accrue as a result of such delayed payment. The coupon payments will be payable to the persons in whose names the notes are registered at the close of business on the business day immediately preceding the relevant coupon payment date (each a “regular record date”), except that the final coupon payment will be payable to the persons who receive the payment at maturity.

United States Federal Income Tax Considerations:
The following is a general discussion of the material U.S. federal income tax consequences of ownership and disposition of the notes.  It applies only to an initial investor who purchases the notes at their stated principal amount and holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes.  Each holder, by purchasing the notes, agrees (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment.

We are required to determine a “comparable yield” for the notes.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes.  Solely for purposes of determining the amount of interest income that United States holders (as defined in the accompanying product supplement) will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes. This projected payment schedule represents a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

We have determined that the comparable yield is a rate of    , compounded semi-annually.  The projected payment schedule with respect to a note consists of the fixed coupon payments prior to maturity and a payment of     at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

For U.S. federal income tax purposes, a United States holder is required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the notes, unless the United States holder timely discloses and justifies the use of other estimates to the IRS.  Regardless of the holder’s accounting method for U.S. federal income tax purposes, a United States holder will be required to accrue as interest income original issue discount (“OID”) on the notes at the comparable yield during the term of the notes.

The amount of OID on a note that accrues in each accrual period during the term of the note is determined by multiplying the “adjusted issue price” of the note at the beginning of the accrual period by the comparable yield of the note (appropriately adjusted to reflect the length of the accrual period).  The “adjusted issue price” of a note at the beginning of any accrual period is generally the issue price increased by the total amount of OID previously accrued in respect of the note and decreased by the amount of all prior projected payments in respect of the note.

Upon the sale, exchange or retirement of a note, a United States holder generally will recognize taxable income or loss equal to the difference between the amount received from the sale, exchange, or retirement and the holder’s adjusted basis in the note.  A United States holder’s adjusted basis in the note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder in respect of the note and decreased by the amount of any prior projected payments in respect of the note.  A United States holder generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, a United States holder who recognizes a loss above certain thresholds may be required to file a disclosure statement with the IRS.  United States holders should consult their tax advisers regarding this reporting obligation.

A non-United States holder (as defined in the accompanying product supplement) of the notes generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid

September 2012	PS-8

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the S&P 500® Index due March     , 2018

to the non-United States holder, if the non-United States holder (or a financial institution holding the notes on behalf of the non-United States holder) furnishes to the applicable withholding agent an appropriate IRS Form W-8 certifying under penalties of perjury that the beneficial owner is not a U.S. person.  Special rules apply to non-United States holders whose income and gain on their notes are effectively connected with the conduct of a U.S. trade or business.

Both U.S. and non-U.S. persons considering an investment in the notes should read the section entitled “Certain United States Federal Income Tax Considerations” in the accompanying product supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Prospective investors in the notes should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Calculation agent:	Citigroup Global Markets Inc.
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

On or prior to the pricing date, we, through our affiliates or others, will hedge our anticipated exposure in connection with the notes by taking positions in swaps, options and/or futures contracts on the underlying index and/or on the stocks that constitute the underlying index, in the stocks that constitute the underlying index and/or in any other securities or instruments that we may wish to use in connection with such hedging. We or our affiliates may adjust such hedge during the term of the notes, including on or near each of the valuation dates.  Such activities could affect the closing value of the underlying index on the pricing date and each valuation date and, accordingly, adversely affect the value of and payment at maturity on the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets Inc. affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying product supplement for more information.

Fees and selling concessions:
Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of up to $37.50 for each note sold in this offering. The actual underwriting fee per note will be equal to the selling concession provided to selected dealers.  Selected dealers will receive a selling concession of up to $37.50 for each note they sell.

Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement for additional information.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:
Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc.  Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc.  Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

September 2012	PS-9

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the S&P 500® Index due March     , 2018

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the notes.

Potential future events:
It is possible that Citigroup Funding Inc. will merge into Citigroup Inc. in the near future.  If a merger occurs, Citigroup Inc. will assume all the obligations of Citigroup Funding Inc. under the notes, as required by the indenture under which the notes are issued.

Contact:	Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

We encourage you to also read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this pricing supplement, before you invest in the notes.

September 2012	PS-10

Citigroup Funding Inc.

Market-Linked Notes Based on the Value of the S&P 500® Index due March     , 2018

Information on the Underlying Index

The S&P 500® Index consists of 500 common stocks selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets.  It is calculated and maintained by Standard & Poor’s Financial Services LLC and owned by S&P Dow Jones Indices, a joint venture that launched on July 2, 2012, which owns the S&P Indices business and the Dow Jones Indexes business.  The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol “SPX.”

“Standard & Poor’s,” “S&P” and “S&P 500®” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Citigroup Funding Inc. and its affiliates.  For more information, see “Equity Index Descriptions—S&P 500® Index—License Agreement with S&P” in the accompanying underlying supplement.

Please refer to the sections “Risk Factors” and “Equity Index Descriptions—S&P 500® Index” in the accompanying underlying supplement for important disclosures regarding the underlying index, including certain risks that are associated with an investment linked to the underlying index.  The disclosures regarding the underlying index in the accompanying underlying supplement replace any discussion of the underlying index in “Annex A—Underlying Benchmarks” to the accompanying product supplement.

Historical Information

The graph below shows the closing values of the underlying index for each day such value was available in the period from January 3, 2007 to September 6, 2012.  We obtained the closing values from Bloomberg L.P., without independent verification.  You should not take the historical values of the underlying index as an indication of future performance, and no assurance can be given as to the closing value of the underlying index on any of the valuation dates.

S&P 500® Index – Daily Closing Values January 3, 2007 to September 6, 2012

The closing value of the underlying index on September 6, 2012 was 1,432.12.

Additional Considerations

If no closing value of the underlying index is available or there is a market disruption event on any valuation date, the calculation agent may determine the closing value of the underlying index on that day in accordance with the procedures set forth in the accompanying product supplement. In addition, if the underlying index is discontinued, the calculation agent may determine the closing value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the underlying index prior to any such discontinuance. You should refer to the section “Provisions Relating to the Underlying Benchmark—Discontinuance of an Underlying Index” and “—Alteration of Method of Calculation of an Underlying Index” in the accompanying product supplement for more information.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2012 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

September 2012	PS-11

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these notes in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Market-Linked Notes Based on the Value of
the S&P 500® Index
due March   , 2018
($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
September     , 2012
(Including Product Supplement Dated
July 13, 2011, Underlying Supplement
Dated May 23, 2012, Prospectus
Supplement Dated May 12, 2011
and Prospectus Dated May 12, 2011)

____________________ TABLE OF CONTENTS

Page
Pricing Supplement
Key Terms	PS-1
How the Notes Work	PS-2
Risk Factors	PS-4
General Information	PS-8
Information on the Underlying Index	PS-11
Additional Considerations	PS-11

Product Supplement
Summary Information—Q&A	PRS-2
Risk Factors relating to the Notes	PRS-6
Description of the Notes	PRS-14
Provisions Relating to the Underlying Benchmark	PRS-17
Certain United States Federal Income Tax Considerations	PRS-23
Plan of Distribution; Conflicts of Interest	PRS-30
ERISA Matters	PRS-30
Annex A- Underling Benchmarks	A-1

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28